

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 8, 2017

<u>Via E-Mail</u>
Stuart B. Brown
Executive Vice President and Chief Financial Officer
Iron Mountain Incorporated
One Federal Street
Boston, MA 02110

> **Re: Iron Mountain Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 23, 2017**
> **Form 10-Q for the interim period ended June 30, 2017**
> **Filed July 28, 2017**
> **File No. 001-13045**

Dear Mr. Brown:

We have reviewed your July 26, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2017 letter.

<u>Form 10-K for the fiscal year ended December 31, 2016</u>

<u>Item 2. Properties, page 26</u>

1.   We note your response to prior comment 1. Please consider disclosing Total Building Utilization and Total Racking Utilization on a disaggregated basis by geographic area, thereby furnishing investors greater visibility into the impact of storage rental leasing trends within your portfolio or tell us why you believe such disclosure would not be meaningful to investors.

Stuart B. Brown
Iron Mountain Incorporated
August 8, 2017
Page 2

Schedule III – Schedule of Real Estate and Accumulated Depreciation, page 159

2.   We note your response to prior comment 4. Given the significance of the reconciling items, please confirm that they will be quantified as part of your proposed disclosure.

Form 10-Q for the interim period ended June 30, 2017

(10) Divestments, page 47

3.   We note on May 30, 2017 your records and information management operations in Russia and Ukraine were sold to OSG Records Management (Europe) Limited for a 25% interest in OSG. Please address the following:

   a. clarify how you determined the amount of gain on sale recognized, given the $39.8 million gain exceeded the fair value of the consideration received which you indicate was $18 million, and provide an analysis of the accounting guidance relied upon when making this determination;

   b. tell us how you calculated the $18 million fair value of the 25% interest in OSG received in consideration for such sale; and

   c. detail whether any such gain on sale was deferred and the basis of your conclusion, including the accounting guidance relied upon.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters

                                        Sincerely,

                                        /s/ Kristi Marrone

                                        Kristi Marrone
                                        Staff Accountant
                                        Office of Real Estate and
                                          Commodities